INVEST IN **SUNCLIFF**

Let's disrupt the $432 billion sleep industry! We put CBD in everything from pillows to gummies


CBD+

suncliff.com Seattle, WA

OVERVIEW UPDATES **WHAT PEOPLE SAY** ASK A QUESTION

What Investors Say



Brett Stumpf

LEAD INVESTOR

Invested **$25,000** this round + **$50,000** previously

Having spent over 40 years in the foam sales industry, I've seen a lot of products come and go. But when it comes to Suncliff's CBD Pillows, I can't help but be impressed. With my background in home furnishings, industrial, medical, and aerospace sectors, I know a game-changer when I see one. Suncliff's innovative approach and commitment to customer satisfaction truly stand out. As a lead investor, I'm excited to support their crowd funding project and believe in the potential of their CBD-infused pillows to make a significant impact in the sleep and bedding market.